Mail Stop 4561

June 1, 2009

Michael M. McNamara, Chief Executive Officer
Flextronics International Ltd.
One Marina Boulevard, #28-00
Singapore

      Re: Flextronics International Ltd.
               Preliminary Proxy Statement on Schedule 14A
               Filed May 21, 2009
               File No. 000-23354

Dear Mr. McNamara:

      We have completed our review of your response letter dated May 29, 2009, and have
no further comments at this time on the specific issues raised.

               Sincerely,

               Mark P. Shuman
               Branch Chief - Legal

cc: Via Facsimile (212) 697-1559
       Danny E. Phillips
       Curtis, Mallet-Prevost, Colt & Mosle LLP